Exhibit 99.1

SINA CORPORATION

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held On November 4, 2011

On Friday, November 4, 2011, SINA Corporation, a Cayman Islands company (the “Company”), will hold its Annual General Meeting of Shareholders at the office of Shearman & Sterling LLP, 12/F, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Central, Hong Kong, China. The meeting will begin at 2:00 p.m. local time.

Only shareholders registered in the Company’s register of members at the close of business on September 7, 2011 are entitled to vote at this meeting or any adjournment that may take place. At the meeting, ordinary resolutions will be proposed as follows:

•                  The election of Pehong Chen;

•                  The election of Lip-Bu Tan; and

•                  The ratification of the appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited Company as our independent auditors for the current fiscal year.

In addition, the meeting will transact any other business properly brought before the meeting.

You can find more information about each of these items, including the nominees for directors, in the attached Proxy Statement.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE SHAREHOLDER MEETING TO BE HELD ON NOVEMBER 4, 2011

We have elected to provide access to our proxy materials both by sending you this full set of proxy materials, including a proxy card, and by notifying you of the availability of our proxy materials on the Internet. This Proxy Statement and our 2010 Annual Report to Shareholders are available at http://phx.corporate-ir.net/phoenix.zhtml?c=121288&p=irol-Proxy.

Our Board of Directors recommends that you vote in favor of all of the proposals outlined in the attached Proxy Statement.

We cordially invite all shareholders to attend the Annual General Meeting in person. However, a member entitled to attend and vote is entitled to appoint a proxy to attend and, on a poll, vote instead of him and that proxy need not be a member of the Company. Whether or not you expect to attend the Annual General Meeting in person, please mark, date, sign and return the enclosed proxy card as promptly as possible, and in any event, not less than 48 hours before the time appointed for the holding of the Annual General Meeting, in the postage-prepaid envelope provided to ensure your representation and the presence of a quorum at the Annual General Meeting. If you send in your proxy card and then decide to attend the Annual General Meeting to vote your shares in person, you may still do so. If your shares are held in “street name” and you wish to attend the Annual General Meeting, you must notify your broker, bank or other nominee and obtain the proper documentation to vote your shares at the Annual General Meeting. Your proxy is revocable in accordance with the procedures set forth in the attached Proxy Statement.

By Order of the Board of Directors,

CHARLES CHAO
President, Chief Executive Officer and
Member of the Board of Directors
Shanghai, China
September 13, 2011

YOUR VOTE IS IMPORTANT!

WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL GENERAL MEETING, PLEASE COMPLETE, SIGN, DATE AND MAIL PROMPTLY THE ACCOMPANYING PROXY CARD IN THE ENCLOSED RETURN ENVELOPE. THIS WILL ENSURE THE PRESENCE OF A QUORUM AT THE MEETING. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON IF YOU WISH TO DO SO EVEN IF YOU HAVE PREVIOUSLY SENT IN YOUR PROXY CARD. IF YOUR SHARES ARE HELD IN “STREET NAME” AND YOU WISH TO ATTEND THE ANNUAL GENERAL MEETING, YOU MUST NOTIFY YOUR BROKER, BANK OR OTHER NOMINEE AND OBTAIN THE PROPER DOCUMENTATION TO VOTE YOUR SHARES AT THE ANNUAL GENERAL MEETING.

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SINA CORPORATION

Room 1802

United Plaza, No. 1468

Nanjing West Road Shanghai 200040

China

PROXY STATEMENT

for the

2011 Annual General Meeting of Shareholders

To Be held On November 4, 2011

Our Board of Directors is soliciting proxies for the 2011 Annual General Meeting of Shareholders. This Proxy Statement contains important information for you to consider when deciding how to vote on the matters brought before the meeting. Please read it carefully.

The Board set September 7, 2011 as the record date for the meeting. Shareholders of record who are registered in the Company’s register of members on that date are entitled to vote at and attend the meeting, with each share entitled to one vote. 65,912,257 ordinary shares were outstanding on the record date.

In this Proxy Statement:

•                  “We,” “us,” “our,” “SINA” and the “Company” refer to SINA Corporation

•                  “Annual General Meeting” or “Meeting” means our 2011 Annual General Meeting of Shareholders

•                  “Board of Directors” or “Board” means our Board of Directors

•                  “SEC” means the U.S. Securities and Exchange Commission

We have summarized below important information with respect to the Annual General Meeting.

TIME AND PLACE OF THE ANNUAL GENERAL MEETING

The Annual General Meeting will be held on Friday, November 4, 2011 at 2:00 p.m. local time at the office of Shearman & Sterling LLP, 12/F, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Central, Hong Kong, China.

All shareholders who owned shares in the capital of the Company as of September 7, 2011, the record date, may attend the Annual General Meeting.

PURPOSE OF THE PROXY STATEMENT AND PROXY CARD

You are receiving a Proxy Statement and proxy card from us because you owned our ordinary shares on September 7, 2011, the record date. This Proxy Statement describes issues on which we would like you, as a shareholder, to vote. It also gives you information on these issues so that you can make an informed decision.

When you sign the proxy card, you may appoint Charles Chao and Herman Yu as your representatives at the Meeting or such other individual that you choose to name. If you name Charles Chao, our President and Chief Executive Officer, and Herman Yu, our Chief Financial Officer, as your representatives at the Annual General Meeting, they will vote your shares, as you have instructed them on the proxy card, at the Meeting. This way, your shares will be voted whether or not you attend the Annual General Meeting. Even if you plan to attend the Annual General Meeting, it is a good idea to complete, sign and return your proxy card in advance of the Annual General Meeting in case your plans change.

At the meeting, ordinary resolutions will be proposed as follows:

•                  The election of Pehong Chen;

•                  The election of Lip-Bu Tan; and

•                  The ratification of the appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited Company as our independent auditors for the current fiscal year.

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In addition, the Annual General Meeting will transact any other business properly brought before the Annual General Meeting. The Board recommends a vote FOR each proposal.

VOTING PROCEDURE

You may vote by mail.

To vote by mail, please sign your proxy card and return it in the enclosed, prepaid and addressed envelope not less than 48 hours prior to the Annual General Meeting. If you mark your voting instructions on the proxy card, your shares will be voted as you instruct.

You may vote in person at the Annual General Meeting.

We will pass out written ballots to anyone who wants to vote at the Annual General Meeting. If you hold your shares in “street name,” you must request a legal proxy from your stockbroker in order to vote at the Annual General Meeting. Holding shares in “street name” means your shares in the capital of the Company are held in an account by your stockbroker, bank, or other nominee, and the share certificates and record ownership are not in your name. If your shares are held in “street name” and you wish to attend the Annual General Meeting, you must notify your broker, bank or other nominee and obtain the proper documentation to vote your shares at the Annual General Meeting.

You may change your mind after you have returned your proxy card.

If you change your mind after you return your proxy card, you may revoke your proxy up to two hours before the Annual General Meeting or later at the discretion of the Chairman of the Annual General Meeting. You may do this by:

•                  submitting a notice of revocation,

•                  signing another proxy with a later date, or

•                  voting in person at the Annual General Meeting.

MULTIPLE PROXY CARDS

If you received more than one proxy card, it means that you hold shares in more than one account. Please sign and return all proxy cards to ensure that all your shares are voted.

QUORUM REQUIREMENT

Shares are counted as present at the Annual General Meeting if the shareholder either:

•                  is present in person at the meeting, or

•                  has properly submitted a proxy card.

One-third of our outstanding shares as of the record date must be present at the Annual General Meeting (either in person or by proxy) in order to hold the Annual General Meeting and conduct business. This is called a “quorum.”

If your shares are held in your name, you must return your proxy card (or attend the Annual General Meeting in person) in order to vote on the proposals. If your shares are held in “street name” and you do not vote your proxy, your brokerage firm may either:

•                  vote your shares on routine matters, or

•                  leave your shares unvoted.

Under the rules that govern brokers who have record ownership of shares that are held in “street name” for their clients, brokers may vote such shares on behalf of their clients with respect to routine matters (such as the ratification of auditors), but not with respect to non-routine matters (such as a proposal submitted by a shareholder). If the proposals to be acted upon at any meeting include both routine and non-routine matters, the broker may turn in a proxy card for uninstructed shares that vote FOR the routine matters, but expressly states that the broker is not voting on non-routine matters. This is called a “broker non-vote.”

Broker non-votes will be counted for the purpose of determining the presence or absence of a quorum, but will not be counted for the purpose of determining the number of votes cast.

We encourage you to provide instructions to your brokerage firm by voting your proxy. This ensures that your shares will be voted at the meeting.

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EFFECT OF ABSTENTIONS

Abstentions are counted as shares that are present for the purposes of determining the presence of a quorum, but are not counted as votes for or against any matter submitted to the shareholders for a vote.

REQUIRED VOTE

Assuming a quorum is present, the election of each of the two nominees as a director and the ratification of the independent auditors will require the affirmative vote of a majority of shares voting either in person or cast by proxy at the Annual General Meeting.

VOTE SOLICITATION; EXPENSES

SINA Corporation is soliciting your proxy to vote your shares at the Annual General Meeting. In addition to this solicitation by mail, our directors, officers, and other employees may contact you by telephone, Internet, in person or otherwise to obtain your proxy. These persons will not receive any additional compensation for assisting in the solicitation. We will also request brokerage firms, nominees, custodians and fiduciaries to forward proxy materials to the beneficial owners. We will reimburse these entities and our transfer agent for their reasonable out-of-pocket expenses in forwarding proxy material.

VOTE TABULATION

Votes cast by proxy or in person at the Annual General Meeting will be counted by the Inspector of Elections with the assistance of our transfer agent. The Inspector of Elections will also determine whether a quorum is present at the Annual General Meeting.

The shares represented by the proxy cards received, properly marked, dated, signed and not revoked, will be voted at the Annual General Meeting. If the proxy card specifies a choice with respect to any matter to be acted on, the shares will be voted in accordance with that specified choice. Any proxy card which names Charles Chao and Herman Yu as your representatives and is returned but not marked will be voted FOR the election of each of the director nominees, and FOR ratification of the appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited Company as the independent auditors of the Company. Broker non-votes will not be considered as voting with respect to any matter for which the broker does not have voting authority.

Because we did not receive notice of any other proposals to be brought before the Annual General Meeting by May 10, 2011, we do not know of any business to be considered at the Annual General Meeting other than the proposals described in this Proxy Statement. However, if any other business is properly presented at the Annual General Meeting, your signed proxy card gives authority to your proxy holder to vote on such matters at their discretion.

PROPOSALS FOR 2012 ANNUAL GENERAL MEETING

We anticipate that our 2012 Annual General Meeting will be held in August 2012. To have your proposal included in our proxy statement for the 2012 Annual General Meeting, you must submit your proposal in the time frame described in the Company’s Second Amended and Restated Articles of Association to Cathy Peng, Stock Administration Department, SINA Corporation, 20F Beijing Ideal International Plaza, No. 58 Northwest 4th Ring Road, Haidian, Beijing 100080, China.

If you do not timely submit a proposal for the 2012 Annual General Meeting, the Board may or may not, at their discretion, present the proposal at the meeting, and the proxies for the 2012 Annual General Meeting of Shareholders will confer discretion on the management proxy holders to vote against your proposal.

Each shareholder’s notice must contain the following information as to each matter the shareholder proposes to bring before the annual meeting: (a) as to each person whom the shareholder proposes to nominate for election or reelection as a director, all information relating to such person that is required to be disclosed pursuant to Regulation 14A under the Securities Exchange Act of 1934 (including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected) and appropriate biographical information and a statement as to the qualification of the nominee; (b) as to any other business that the shareholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such shareholder and the beneficial owner, if any, on whose behalf the proposal is made; and (c) as to the shareholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (i) the name and address of such shareholder, as they appear on the Company’s books, and of such beneficial owner and (ii) the number of shares of the Company’s ordinary shares which are owned beneficially and of record by such shareholder and such beneficial owner.

A copy of the full text of the provisions of the Company’s Second Amended and Restated Articles of Association containing shareholder

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nominations and proposals is available to shareholders from the Secretary of the Company upon written request.

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PROPOSALS NO. 1 AND 2

ELECTION OF PEHONG CHEN AND LIP-BU TAN

We have nominated two candidates for election to the Board this year. Detailed information on each of the nominees is provided below.

Our Second Amended and Restated Articles of Association currently authorize a Board of not less than two directors and the classification of the Board into three classes serving staggered terms. At each annual general meeting, the terms of one-third of directors will expire. The directors whose terms expire each year will be those who have been in office the longest since their last election. A director whose term is expiring will remain in office until the close of the meeting at which his or her term expires, and will be eligible for re-election at that meeting. Our Second Amended and Restated Articles of Association also provide that any newly appointed director shall hold office only until the next annual general meeting at which time such director shall be eligible for re-election by the shareholders. The Company currently has seven directors.

The Class III directors whose term will expire at the Annual General Meeting are Pehong Chen and Lip-Bu Tan, the Class I directors whose term will expire at our 2012 annual general meeting are Yan Wang and Song-Yi Zhang, the Class II directors whose terms will expire at our 2013 annual general meeting are Ter Fung Tsao and Yichen Zhang.

At the Annual General Meeting, the shareholders will elect a total of two directors, both of whom shall be Class III directors. If elected, the Class III directors will serve until the 2014 Annual General Meeting. In the event any nominee is unable or unwilling to serve as a director at the time of the Annual General Meeting, the proxies may be voted for the balance of those nominees named and for any substitute nominee designated by the present Board or the proxy holders to fill such vacancy, or for the balance of the nominees named without nomination of a substitute, or the size of the Board may be reduced in accordance with our Second Amended and Restated Articles of Association. The Board has no reason to believe that any of the persons named below will be unable or unwilling to serve as a nominee or as a director if elected.

NOMINEES FOR THE BOARD OF DIRECTORS

The name and certain information of each nominee are set forth below:

Pehong Chen has served as a director since March 1999. Mr. Chen has been the Chief Executive Officer, President and Chairman of the Board of Broadvision, Inc., a software applications company, since May 1993. Prior to founding Broadvision, Mr. Chen was Vice President of Multimedia Technology at Sybase, Inc., an enterprise software company, from 1992 to 1993. From 1989 to 1992, Mr. Chen founded and was president of Gain Technology, a multimedia software tools company, which was acquired by Sybase. Mr. Chen is currently a director of UFIDA Software Co., Ltd, a management software company. He received a B.S. in Computer Science from National Taiwan University, an M.S. in Computer Science from Indiana University and a Ph.D. in Computer Science from the University of California at Berkeley.

Lip-Bu Tan has served as a director since March 1999. Mr. Tan is the Founder and Chairman of Walden International, an international venture capital firm founded in 1984. Mr. Tan is also President and Chief Executive Officer of Cadence Design Systems, Inc., an EDA company. Mr. Tan is currently a director of Flextronics International Ltd., an electronics manufacturing services company, Semiconductor Manufacturing International Corp., a foundry in China, Inphi Corporation, a provider of high-speed analog semiconductor solutions, and several other private companies. He holds an M.S. in Nuclear Engineering from the Massachusetts Institute of Technology, an M.B.A. from the University of San Francisco and a B.S. from Nanyang University, Singapore.

Criteria for Board Membership

The Company does not have a nominating committee. However, beginning from the date of our 2004 Annual General Meeting of Shareholders, the members of the Board who are “independent” as defined under NASDAQ Marketplace Rule 5605(a)(2) (Yan Wang, Pehong Chen, Lip-Bu Tan, Ter Fung Tsao, Yichen Zhang, and Song-Yi Zhang) are responsible for selecting candidates for appointment or re-election to the Board. In making such selections, this group of independent members of the Board (the “Selection Body”) considers the appropriate balance of experience, skills and characteristics required of the Board, and seeks to ensure that at least a majority of the directors are independent as required under NASDAQ Marketplace Rule 5605(b)(1), and that members of the Company’s audit committee meet the financial literacy, sophistication and independence requirements under NASDAQ Marketplace Rules. Nominees for director will be selected on the basis of their depth and breadth of experience, integrity, ability to make independent analytical inquiries, understanding of the Company’s business environment, and willingness to devote adequate time to Board duties. The Selection Body performs similar functions to a nominating committee and operates under a written charter adopted by the Board, which was attached to the Company’s 2005 Proxy Statement.

Shareholder Nominees

The Selection Body will consider written proposals from shareholders for nominees for director, provided such proposals meet the requirements described herein and in our Second Amended and Restated Articles of Association. Any such nominations should be submitted to the Selection Body c/o the Secretary of the Company and should include the following information: (a) all information relating to such nominee that is required to be disclosed pursuant to Section 14 of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder (including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected); (b) the names and addresses of the shareholders making the nomination and the number of shares of the Company’s ordinary shares which are owned beneficially and of record by such shareholders; and (c) appropriate biographical information and a statement as to the qualification of the nominee, and should be submitted in the time frame described in the Second Amended and Restated Articles of Association of the Company and under the caption “Proposals for 2012 Annual General Meeting” above.

Process for Identifying and Evaluating Nominees

The Selection Body believes the Company is well-served by its current directors. In the ordinary course, absent special circumstances or a material change in the criteria for Board membership, the Selection Body will renominate incumbent directors who continue to be qualified for Board service and are willing to continue as directors. If an incumbent director is not standing for re-election, or if a vacancy on the Board occurs between annual general shareholder meetings, the Selection Body will seek out potential candidates for Board appointment who meet the criteria for selection as a nominee and have the specific qualities or skills being sought. Director candidates will be selected based on input from members of the Board, senior management of the Company and, if the Selection Body deems appropriate, a third-party search firm. The Selection Body will evaluate each candidate’s qualifications and check relevant references; in addition, such candidates will be interviewed by at least one member of the Selection Body. Candidates meriting serious consideration will meet with all members of the Board. Based on this input, the Selection Body will evaluate which of the prospective candidates is qualified to serve as a director and whether it should recommend to the Board that this candidate be appointed to fill a current vacancy on the Board or be presented for the approval of the shareholders, as appropriate.

The Selection Body expects to use a similar process to evaluate nominees recommended by shareholders. However, to date, the Company has not received any shareholder proposals to nominate any directors.

Board Nominees for the 2011 Annual General Meeting

Of the two nominees listed in this Proxy Statement, Pehong Chen and Lip-Bu Tan are current directors standing for re-election by the shareholders.

Assuming a quorum is present, the election of each of the two nominees as a director will require the affirmative vote of a majority of shares cast in person or cast by proxy at the Annual General Meeting. Unless marked otherwise, where Charles Chao or Herman Yu is appointed as proxy, proxies received will be voted FOR the election of each of the two nominees named above. In the event that additional persons are nominated for election as directors, where Charles Chao or Herman Yu is appointed as proxy, unless marked otherwise, they intend to vote all proxies received by them in such a manner as will ensure the election of as many of the nominees listed above as possible, and, in such event, the specific nominees to be voted for will be determined by the proxy holders.

RECOMMENDATION OF THE BOARD

THE BOARD RECOMMENDS A VOTE FOR PROPOSALS NO. 1 AND 2.

PROPOSAL NO. 3

RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

The Audit Committee has approved the appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited Company (“PricewaterhouseCoopers”) as our independent auditors for the current fiscal year which ends on December 31, 2011. PricewaterhouseCoopers has served as our independent auditors since May 20, 1999. In the event that ratification of this selection of accountants is not approved by a majority of the ordinary shares voting at the Annual General Meeting in person or by proxy, the Audit Committee will review its future selection of auditors.

REQUIRED VOTE

Assuming a quorum is present, the approval of Proposal No. 3 will require the affirmative vote of a majority of shares cast in person or cast by proxy at the Annual General Meeting. Unless marked otherwise, where Charles Chao or Herman Yu is appointed as proxy, their proxies received will be voted FOR Proposal No. 3.

RECOMMENDATION OF THE BOARD

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR PROPOSAL NO. 3.

COMMUNICATIONS WITH DIRECTORS

Shareholders who wish to communicate with our Directors to report complaints or concerns related to accounting, internal accounting controls or auditing may do so using the Procedures for the Reporting of Questionable Accounting or Financial Matters, which was attached to the Company’s 2006 Proxy Statement (the “Procedures”). The Procedures allow submitting the complaint or concern to the Company’s general counsel or directly to the Audit Committee. The Company has also established an Anti-Fraud & Whistleblower (“AFW”) Committee which administers the foregoing matters and reports to the Audit Committee. The AFW Committee operates under a written charter adopted by the Audit Committee, which was attached to the Company’s 2005 Proxy Statement. You may submit your complaint or concern either online or telephonically to the AFW Committee through the phone number or email provided on our website at www.corp.sina.com. Any shareholder wishing to communicate with any of our Directors regarding the Company may write to the Directors, c/o Stock Administration Department, SINA Corporation, 20F Beijing Ideal International Plaza, No. 58 Northwest 4th Ring Road, Haidian, Beijing 100080, China.

OTHER MATTERS

The Board of Directors knows of no other business that will be presented to the Annual General Meeting. If any other business is properly brought before the Annual General Meeting, proxies in the enclosed form will be voted in respect thereof as the proxy holders deem advisable.

SHAREHOLDERS SHARING THE SAME ADDRESS

In accordance with notices previously sent to many shareholders who hold their shares through a bank, broker or other holder of record (a “street-name shareholder”) and share a single address, only one proxy statement is being delivered to that address unless contrary instructions from any shareholder at that address were received. This practice, known as “householding,” is intended to reduce the Company’s printing and postage costs. However, any such street-name shareholder residing at the same address who wishes to receive a separate copy of this Proxy Statement may request a copy by contacting the bank, broker or other holder of record, or the Company by telephone at: +86-10-82628888 or by mail to Cathy Peng, Stock Administration Department, SINA Corporation, 20F Beijing Ideal International Plaza, No. 58 Northwest 4th Ring Road, Haidian, Beijing 100080, China. If shareholders sharing a single address are receiving multiple copies of our annual reports or proxy statements and would like to receive only a single copy of our annual report and proxy statement, such shareholders may so request using the contact information provided in the preceding sentence. The voting instruction sent to a street-name shareholder should provide information on how to request (1) householding of future Company materials or (2) separate materials if only one set of documents is being sent to a household. If it does not, a shareholder who would like to make one of these requests should contact the Company as indicated above.

It is important that the proxy cards be returned promptly and that your shares be represented. Shareholders are urged to mark, date, execute and promptly return the accompanying proxy card in the enclosed envelope.

By Order of the Board of Directors,

CHARLES CHAO
President, Chief Executive Officer and
Member of the Board of Directors
Shanghai, China
September 13, 2011